EXHIBIT E

FORM OF LETTER FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[ _______________ __, 20__ ]

Dear Shareholder:

Keystone Private Income Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your Shares of beneficial interest in the Fund (your “Shares”).

Payment for the Shares will be made pursuant to the terms and conditions set forth in the Offer to Purchase. If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your Shares in the Fund.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 332-3320.

Sincerely,

Keystone Private Income Fund